SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AVZ Reports Results for 9 Mos Ended 30 Sep 2006
                                -----------------------------------------------

For Immediate Release
Contact:       Aaron Uhde                            Michael Perman
Phone:         +1 404 479 2956                       +44 (0) 207 065 3942
--------------------------------------------------------------------------------

AMVESCAP REPORTS RESULTS FOR NINE MONTHS ENDED SEPTEMBER 30, 2006

London, October 25, 2006 - AMVESCAP (NYSE: AVZ) reported that profit before tax for the nine months ended September 30, 2006 amounted to $506.4 million (nine months ended September 30, 2005: $341.5 million). Operating profit for the nine months ended September 30, 2006 amounted to $535.1 million (nine months ended September 30, 2005: $376.1 million), and included a non-cash charge of $41.1 million ($0.03 per share, net of tax) to recognize a cost relating to performance-based share options granted in 2003 that are now expected to vest. Diluted earnings per share was $0.40 for the nine months ended September 30, 2006 (nine months ended September 30, 2005: $0.27).

"The growing strength of AMVESCAP's financial performance throughout 2006 resulted in this quarter's expense charge for 2003 performance-based option awards that we now expect to vest at the end of the year," said AMVESCAP President and CEO Martin L. Flanagan. "With improving investment performance, additions to our broad range of investment solutions from PowerShares's distinctive line of ETFs and the respected financial restructuring expertise of WL Ross & Co., and a disciplined focus on expenses, we are in a good position to continue building business momentum."


-------------------- ----------------------- -----------------------------------
                         Results for Nine       Results for Three Months Ended
                           Months Ended
                     ----------------------- -----------------------------------
                     ----------- ----------- ----------- ----------- -----------
                       Sept 30,    Sept 30,    Sept 30,    June 30,     Sept 30,
                         2006        2005        2006        2006         2005
                     ----------- ----------- ----------- ----------- -----------
Net revenues(a)        $1,759.3m   $1,621.8m     $587.1m     $588.1m     $536.2m
Operating expenses     $1,224.2m   $1,245.7m     $430.3m     $396.4m     $423.1m
Operating profit         $535.1m     $376.1m     $156.8m     $191.7m     $113.1m
Net operating
 margin(b) 30.4% 23.2% 26.7% 32.6% 21.1% Profit before tax $506.4m $341.5m
$150.5m $184.2m $119.1m Earnings per share:
   --basic                 $0.41       $0.27       $0.13       $0.15       $0.09
   --diluted               $0.40       $0.27       $0.13       $0.15       $0.09
-------------------  ----------- ----------- ----------- ----------- -----------

(a) Net revenues represent total revenues less third-party distribution, service and advisory fees.
(b)  Net operating margin is equal to operating profit divided by net revenues.

Earnings Summary

Net revenues for the nine months ended September 30, 2006, were $1,759.3 million (nine months ended September 30, 2005: $1,621.8 million). Net revenues for nine months ended September 30, 2006, included the recognition of performance fees of $56.2 million (nine months ended September 30, 2005: $17.1 million). Operating expenses totaled $1,224.2 million for the nine months ended September 30, 2006 (nine months ended September 30, 2005: $1,245.7 million). The net operating margin for the nine months ended September 30, 2006, was 30.4% (nine months ended September 30, 2005: 23.2%).

Net revenues for the three months ended September 30, 2006, were $587.1 million (three months ended June 30, 2006: $588.1 million). Net revenues for the three months ended September 30, 2006, included the recognition of performance fees of $10.4 million (three months ended June 30, 2006: $12.6 million). Operating expenses totaled $430.3 million for the three months ended September 30, 2006 (three months ended June 30, 2006: $396.4 million). The net operating margin for the three months ended September 30, 2006, was 26.7% (three months ended June 30, 2006: 32.6%).

At September 30, 2006, 12.9 million performance-based share options awarded to AMVESCAP employees in 2003 were outstanding. No expense for these options was recorded in 2004, 2005, or during the first six months of 2006 based on the expectation that the required performance targets for the vesting of these options would not be attained. In order for these options to vest, earnings per share for the year ended December 31, 2006 will need to be approximately 50% greater than earnings per share in 2005 of $0.34. As a result of the improved performance in 2006, the company now projects that this earnings growth will be achieved and the options will vest. A charge of $41.1 million ($0.03 per share, net of tax), representing the cumulative previously unrecognized cost to the company of these awards, was recorded in the third quarter of 2006. During the fourth quarter the remaining charge of approximately $3.7 million related to the 2003 options will be recorded.

Net Debt and Cash Flow

Net debt (total debt of $1,269.7 million, less cash and cash equivalents of $661.2 million, which excludes client cash of $3.0 million) as of September 30, 2006 was $608.5 million compared to $810.0 million as of June 30, 2006, and $733.6 million as of December 31, 2005. Client cash for the nine months ended September 30, 2006, decreased $224.1 million since December 31, 2005. The decrease in client cash, which contributed to the movement in our operating cashflows, was primarily due to one depository account sponsored by our banking subsidiary being replaced by an unaffiliated investment fund.

Assets Under Management

Assets under management (AUM) at September 30, 2006, were $440.6 billion (June 30, 2006: $413.8 billion). Average assets under management during the third quarter of 2006 were $426.4 billion, compared to $414.6 billion for the second quarter of 2006 and $377.8 billion for the third quarter of 2005.

Long-term net inflows for the nine months ended September 30, 2006 were $3.2 billion, with inflows of $62.9 billion and outflows of $59.7 billion. Net long-term outflows for the three months ended September 30, 2006 were $0.7 billion. In addition, money market assets continue to grow, with net inflows (not included in long-term flows above) of $4.6 billion in the third quarter of 2006 and $14.2 billion in the nine months ended September 30, 2006. The PowerShares acquisition added $6.3 billion at closing on September 18. PowerShares's flows have only been included since the closing and were not material for that period. Further analysis of AUM is included in the supplemental schedules to this release.

Business Developments

AMVESCAP continues to bring the best of its investment and product capabilities to clients around the world while moving towards a global operating platform within the next two to three years. With the exception of variances caused by market movements, foreign exchange fluctuations, and expensing of 2003 stock options, the company remains on track to meet the expense commitments made in early 2006.

Relative investment performance improved during the quarter, with the most significant improvement realized by the company's Canadian retail and institutional equity product lines, partially offset by a relative decline in our Continental European and Asian retail products. In addition, performance of at least 94% of institutional AUM exceeded benchmarks across all major asset classes in 1-, 3-, and 5-year time periods.

The company experienced a decrease in sales of offshore funds and lower institutional flows during the quarter. Nevertheless, long-term asset redemption rates have improved and net flows for 2006 remain positive.

The acquisition of PowerShares Capital Management was completed on September 18, 2006. Exchange-traded funds offered by PowerShares complement the fund lineup and expand the breadth of products available to AMVESCAP clients. PowerShares's assets under management were $6.3 billion at closing and had grown, largely through market appreciation, to $6.6 billion at September 30, 2006. More recently, PowerShares entered into an agreement to assume sponsorship of the NASDAQ-100 Index Tracking Stock "QQQQ" and other NASDAQ sponsored products, pending regulatory approval.

On October 3, 2006, the company completed the acquisition of WL Ross and Co. LLC, a recognized leader in financial restructuring. The WL Ross team has assumed responsibility for the direct private equity business of AMVESCAP and will serve the company's institutional and high net worth clients.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, AIM Trimark, Invesco Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol"AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Wednesday, October 25, 2006, at 2:30 p.m. BST (9:30 a.m. EDT), by dialing one of the following numbers: 1-517-268-4676 or 1-888-455-2053 for U.S. callers. An audio replay of the conference call will be available until Wednesday, November 1, 2006, at 10:59 p.m. (CT) by calling 1-203-369-0627 or 1-866-408-8269 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                                                 # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this release, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission ("SEC"). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                  AMVESCAP PLC
                          Consolidated Income Statement
      (Unaudited, in millions, other than per share amounts and headcount)

                                      Nine Months Ended September 30,
                                 -----------------------------     ------------
                                     2006             2005           % Change
                                 ------------     ------------     ------------
  Revenues:
    Management                     $1,887.6          $1,639.9           15.1%
    Service and distribution          399.4             408.9           (2.3)%
    Other                              75.6              95.7           (21.0)%
                                 ------------     ------------     ------------
  Total revenues                    2,362.6           2,144.5            10.2%
     Third-party distribution,
     service and advisory
     fees                            (603.3)           (522.7)           15.4%
                                 ------------     ------------     ------------
  Net revenues                      1,759.3           1,621.8             8.5%
                                 ------------     ------------     ------------
  Operating expenses:
    Compensation                      793.1             781.3             1.5%
    Marketing                         103.3             105.9            (2.5)%
    Property and office                81.1             103.5           (21.6)%
    Technology/
      telecommunications               92.7             107.4           (13.7)%
    General and
      administrative                  154.0             147.6             4.3%
                                 ------------     ------------     ------------
  Total operating expenses          1,224.2           1,245.7            (1.7)%
                                 ------------     ------------     ------------
  Operating profit                    535.1             376.1            42.3%
  Investment income                    17.4              11.9            46.2%
  Other income                         10.2              18.1           (43.6)%
  Interest expense                    (56.3)            (64.6)          (12.8)%
                                 ------------     ------------     ------------
  Profit before taxation              506.4             341.5            48.3%
  Taxation - U.K.                     (52.8)            (11.1)          375.7%
  Taxation - outside
    of the U.K.                      (125.7)           (112.2)           12.0%
                                 ------------     ------------     ------------
  Profit after
    taxation                          327.9             218.2            50.3%
  Minority interests                   (1.3)             (0.9)           44.4%
                                 ------------     ------------     ------------
  Profit for the period
    attributable to equity
    holders of the parent            $326.6            $217.3            50.3%
                                 ============     ============     ============

  Earnings per share:
     ---basic                          $0.41             $0.27
     ---diluted                        $0.40             $0.27

  Average shares
    outstanding:
     ---basic                         791.0             793.8
     ---diluted                       810.7             803.5

  Ending Headcount                    5,499             5,983

                               AMVESCAP PLC
                          Consolidated Income Statement
     (Unaudited, in millions, other than per share amounts and headcount)

                        Q306        Q206      % Change      Q305      % Change
                     ----------  ----------  ----------  ----------  -----------
 Revenues:
  Management           $641.7      $625.9        2.5%      $555.7       15.5%
  Service and
    distribution        130.8       133.0       (1.7)%      125.9        3.9%
  Other                  18.8        29.4      (36.1)%       35.0      (46.3)%
                     ----------  ----------  ----------  ----------  ----------
Total revenues          791.3       788.3        0.4%       716.6       10.4%
   Third-party
    distribution,
    service and
    advisory fees      (204.2)     (200.2)       2.0%      (180.4)      13.2%
                     ----------  ----------  ----------  ----------  ----------
Net revenues            587.1       588.1       (0.2%)      536.2        9.5%
                     ----------  ----------  ----------  ----------  ----------
Operating expenses:
  Compensation          288.3       251.4       14.7%       267.3        7.9%
  Marketing              31.6        35.6      (11.2)%       28.2       12.1%
  Property and
   office                27.1        27.0        0.4%        40.9      (33.7)%
  Technology/
   telecommunications    30.5        30.1        1.3%        33.4       (8.7)%
  General and
   administrative        52.8        52.3        1.0%        53.3       (0.9)%
                     ----------  ----------  ----------  ----------  ----------
Total operating
  expenses              430.3       396.4        8.6%       423.1        1.7%
                     ----------  ----------  ----------  ----------  ----------
Operating profit        156.8       191.7      (18.2)%      113.1       38.6%
Investment income         6.7         5.6       19.6%         4.2       59.5%
Other income              6.7         6.2        8.1%        21.9      (69.4)%
Interest expense        (19.7)      (19.3)       2.1%       (20.1)      (2.0)%
                     ----------  ----------  ----------  ----------  ----------
Profit before
  taxation              150.5       184.2      (18.3)%      119.1       26.4%
Taxation - U.K.         (15.4)      (19.4)     (20.6)%       (4.5)     242.2%
Taxation - outside of
  the U.K.              (32.9)      (47.4)     (30.6)%      (39.3)     (16.3)%
                     ----------  ----------  ----------  ----------  ----------
Profit after
  taxation              102.2       117.4      (12.9)%       75.3       35.7%
Minority interests       (0.2)       (0.3)     (33.3)%       (0.4)     (50.0)%
                     ----------  ----------  ----------  ----------  ----------
Profit for the period
  attributable to
  equity holders of
  the parent           $102.0      $117.1      (12.9)%      $74.9       36.2%
                     ==========  ==========  ==========  ==========  ==========
Earnings per share:
   ---basic              $0.13       $0.15                   $0.09
   ---diluted            $0.13       $0.15                   $0.09

Average shares
  outstanding:
   ---basic              790.3       783.2                   794.1
   ---diluted            809.6       804.0                   807.5

Ending Headcount         5,499       5,485                   5,983

                                  AMVESCAP PLC
                           Consolidated Balance Sheet
                            (Unaudited, in millions)

                                    September 30, 2006      December 31, 2005
                                   --------------------    --------------------
Non-current assets
  Goodwill                               $4,723.8                $4,213.6
  Intangible assets                         187.4                    99.0
  Property and equipment                    163.2                   180.0
  Deferred sales commiss                     60.8                    78.9
  Deferred tax assets                       197.3                   150.7
  Investments                               148.9                   149.4
                                   --------------------    --------------------
                                          5,481.4                 4,871.6
Current assets
    Trade and other receivables           1,160.6                   805.3
    Investments                             117.0                    31.3
    Assets held for policyholders         1,509.7                 1,170.8
    Cash and cash equivalents               664.2                   715.7
                                   --------------------    --------------------
                                          3,451.5                 2,723.1

Total assets                              8,932.9                 7,594.7
Current liabilities
    Current maturities of long-term debt   (312.2)                  (10.0)
    Trade and other payables             (1,523.7)               (1,307.3)
    Policyholder payables                (1,509.7)               (1,170.8)
    Provisions                             (178.6)                  (52.1)
                                   --------------------    --------------------
                                         (3,524.2)               (2,540.2)

Non-current liabilities
     Long-term debt                        (957.5)               (1,212.2)
     Deferred tax liabilities               (44.2)                  (43.5)
     Provisions                            (318.1)                 (182.5)
                                   --------------------    --------------------
                                         (1,319.8)               (1,438.2)

Total liabilities                        (4,844.0)               (3,978.4)

Net assets                               $4,088.9                $3,616.3
                                   ====================    ====================

Equity
    Share capital                           $82.8                   $81.8
    Share premium                           161.3                    85.0
    Shares held by employee trusts         (569.4)                 (413.5)
    Exchangeable shares                     404.0                   431.8
    Retained earnings                       933.9                   638.7
    Other reserves                        3,071.5                 2,789.2
                                   --------------------    --------------------
    Equity attributable to equity
      holders of the parent               4,084.1                 3,613.0
    Minority interests                        4.8                     3.3
                                   --------------------    --------------------
Total equity                             $4,088.9                $3,616.3
                                   ====================    ====================

                                  AMVESCAP PLC
                   Consolidated Statement of Changes in Equity
                            (Unaudited, in millions)

                                                                            2006
                                                                ---------------
December 31, 2005                                                   $3,616.3
Profit for the period attributable to equity holders of the
  parent                                                               326.6
Currency translation differences on investments in overseas
  subsidiaries                                                         232.0
Available for sale reserve:
  Net unrealized losses from changes in fair value                     (17.0)
  Realized gains transferred to the income stateme                      (5.6)
                                                                ---------------
Total recognized income and expense attributable to equity
  holders of the parent                                                536.0
                                                                ---------------
Total equity attributable to equity holders of the parent            4,152.3
Share-based payment charge                                             101.9
Tax taken to equity                                                     20.1
Dividends                                                              (80.3)
Issuance of new shares                                                  49.5
Increase in shares held by employee share ownership trusts            (155.9)
Total amounts attributable to minority interests                         1.3
                                                                ---------------
September 30, 2006                                                  $4,088.9
                                                                ---------------

                               AMVESCAP PLC
                        Consolidated Cash Flow Statement
                         (Unaudited, in millions)

                                           Nine Months Ended September 30,
                                     ------------------------------------------
                                     --------------------  --------------------
                                             2006                  2005
                                     --------------------  --------------------
Operating profit                            $535.1                $376.1
   Amortization and depreciation              49.9                    60.2
   Interest paid, net of interest
     received and other investment
     income/losses                           (34.3)                  (65.8)
   Taxation                                 (164.2)                  (83.6)
   Change in other assets and
     liabilities                            (154.9)                  173.8
                                     --------------------  --------------------
Net cash inflow from operating
  activities                                 231.6                   460.7

Investing activities:
   Capital expenditures, net of sales        (25.0)                  (24.7)
   Purchase of long-term investments,
     net                                     (36.5)                   (8.0)
  Acquisitions                              (100.5)                    --
  Disposals                                    --                      53.7
                                     --------------------  --------------------
Net cash (outflow)/inflow from
  investing activities                      (162.0)                   21.0

Financing:
   Dividends paid                            (80.3)                  (75.0)
   Net borrowings/(repayment of debt)         44.0                  (230.5)
   Purchase of shares                       (155.9)                    --
   Issuance of new shares                     48.4                     1.7
                                     --------------------  --------------------
Net cash outflow from financing
  activities                                (143.8)                 (303.8)

(Decrease)/increase in cash and cash
  equivalents                                (74.2)                  177.9
Foreign exchange                              22.7                    (2.6)
Cash and cash equivalents, beginning
  of period                                  715.7                   546.9
                                     --------------------  --------------------
Cash and cash equivalents, end of
  period                                    $664.2                  $722.2
                                     ====================  ====================

                                  Notes


1.   Accounting policies
     The accounting policies applied to the information in the earnings release follow International Financial Reporting Standards in effect as of the date of this release and are consistent with those applied in the 2005 Annual Report. Refer to the 2005 Annual Report, available at www.amvescap.com, for a more detailed discussion of these policies. The accounting policies applied to the information in this earnings release are also consistent with those that are expected to be applied in the 2006 Annual Report.

     The interim financial information has been prepared under the measurement and recognition principles of IFRS as permitted by the Committee of European Securities Regulators and does not purport to be a complete or condensed set of interim financial statements in accordance with IAS 34, "Interim Financial Reporting".

     Certain prior year balance sheet amounts have been reclassified to conform to the current year presentation of those amounts.

2.   Taxation
     A significant proportion of the tax charge arose from U.S., U.K., and Canadian operations. The effective tax rate was 35.2% for the nine months ended September 30, 2006 (the nine months ended September 30, 2005: 36.1%).

3.   Earnings per share
     Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

                                   Nine Months Ended September 30, 2006
                      ---------------------------------------------------------
     (in millions)      Profit for the period
                        attributable to equity    Number of shares    Per share
                        holders of the parent                           amount
                      ------------------------    ----------------    ---------
     Basic earnings
       per share                $326.6                 791.0              $0.41
     Dilutive effect
       of share-based
       awards                       --                  19.7
                      ------------------------    -----------------   ---------
     Diluted earnings
       per share                $326.6                 810.7              $0.40
                      ========================    =================   =========

                                  Nine Months Ended September 30, 2005
                      ---------------------------------------------------------
     (in millions)      Profit for the period
                        attributable to equity    Number of shares    Per share
                        holders of the parent                           amount
                      ------------------------    -----------------   ---------
     Basic earnings
       per share                $217.3                 793.8              $0.27
     Dilutive effect
       of share-based
       awards                       --                   9.7
                      ------------------------   ------------------   ---------
    Diluted earnings
      per share                 $217.3                 803.5              $0.27
                      ========================   ==================   =========

4.   Acquisitions
     On September 18, 2006, the company acquired 100% of the limited liability company interests of PowerShares Capital Management LLC ("PowerShares"). Consideration for the transaction was $398.7 million, which includes estimates of future earn-out provisions of $292.0 million, payable in the future depending on the achievement of various management fee growth targets. Goodwill and management contract intangible assets of $397.9 million have been recorded on this acquisition. Net cash paid at closing was $99.1 million.

     The book and fair values of net assets acquired were determined as follows:

                                                 Book/Fair Value
     (in millions)
                                                 ----------------
     Property and equipment                            $2.6
     Receivables                                        3.4
     Cash and cash equivalents                          2.1
     Payables                                          (7.3)
                                                 ----------------
     Net assets                                         0.8
     Goodwill                                         298.2
     Management contract intangibles                   99.7
                                                 ----------------
                                                      398.7
                                                 ----------------

     Satisfied by:
     Cash and cash equivalents paid and
       provisions established                         398.7
                                                 ----------------
     Total fair value of net assets                   398.7
                                                 ----------------

     The book value of net assets acquired is approximately equal to the fair value of these assets and liabilities. No accounting policy alignment adjustments have been made because the PowerShares's financial results maintained under U.S. Generally Accepted Accounting Principles are materially the same as International Financial Reporting Standards followed by the company.

5. Post balance sheet event
     On October 3, 2006, AMVESCAP acquired WL Ross and Co. LLC. The initial purchase price consideration paid at closing was $100 million. Additional consideration of between $30 million and $275 million is payable in the future depending upon the achievement of annual fund launch targets over the five years following the completion of the transaction.

6.   Dividends
     The interim 2006 dividend of $61.7 million, or $0.077 per share, was paid on October 11, 2006.

7.   Statutory financial statements
     The financial information shown in this earnings release is unaudited and does not constitute statutory financial statements. The 2005 Annual Report, which was filed with the Registrar of Companies on May 31, 2006, includes an unqualified audit report in accordance with Section 235 of the Companies Act 1985. This audit report does not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

                                  AMVESCAP PLC
                        Quarterly Assets Under Management

-------------------------------------------------------------------------------
(in billions)              Q306          Q206       % Change         Q305
-------------------------------------------------------------------------------

---------------------  ------------  ------------  ------------  ------------
Beginning Assets          $413.8         $410.9          0.7%       $373.2
Inflows                     16.3           23.5        (30.6)%        15.7
Outflows                   (17.0)         (21.2)       (19.8)%       (19.9)
                       ------------  ------------                ------------
Net flows                   (0.7)           2.3          n/a          (4.2)
Net flows in money
  market funds and
  other                      4.6            2.2         109.1%         0.1
Market gains/reinvestment   13.4           (6.2)          n/a         11.1
Acquisitions                 6.3            --            n/a          --
Foreign currency             3.2            4.6         (30.4)%        0.3
                       -----------  --------------               -------------
Ending Assets             $440.6         $413.8           6.5%      $380.5
                       ===========  ==============               =============

Average long-term AUM      362.0          353.4           2.4%       336.6
Average institutional
  money market AUM          64.4           61.2           5.2%        41.2
                       -----------  --------------               -------------
Average AUM               $426.4         $414.6           2.8%      $377.8
                       ===========  ==============               =============
Net revenue yield on
  AUM (annualized)(a)       55.1bps        56.7bps                    56.8bps
Net revenue yield on
  AUM before performance
  fees (annualized)         54.1bps        55.5bps                    56.5bps
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
By channel:                                                       Private Wealth
  (in billions)            Total       Retail      Institutional    Management
--------------------------------------------------------------------------------
June 30, 2                $413.8         $202.4         $195.0       $16.4
Inflows                     16.3           11.5            4.0         0.8
Outflows                   (17.0)         (12.7)          (3.5)       (0.8)
                       -----------  -------------  -------------  -------------
Net flows                   (0.7)          (1.2)           0.5         --
Net flows in money
  market funds and
  other                      4.6           (0.2)           4.8         --
Market gains/
  reinvestment              13.4            9.3            3.5         0.6
Acquisitions                 6.3            6.3            --          --
Foreign currency             3.2            2.2            1.0         --
                       -----------  --------------  -------------  ------------
September 30, 2006        $440.6         $218.8         $204.8       $17.0
                       ===========  ==============  =============  ============

--------------------------------------------------------------------------------
By asset class:                    Fixed               Money    Stable   Alter-
(in billions)  Total   Equity(c)   Income   Balanced   Market   Value    natives
--------------------------------------------------------------------------------
June 30,
  2006(b)     $413.8    $183.3      $57.3    $40.4     $61.3    $47.2     $24.3
Inflows         16.3       7.9        4.2      1.4       0.3      1.2       1.3
Outflows       (17.0)     (8.9)      (4.4)    (1.5)     (0.7)    (0.8)     (0.7)
              -------  ---------   -------  ---------  -------  -------  -------
Net flows       (0.7)     (1.0)      (0.2)    (0.1)     (0.4)      0.4      0.6
Net flows in
  money market
  funds and
  other          4.6        --        0.1     (0.2)      4.7       --        --
Market gains/
  reinvestment  13.4       7.7        1.7      2.9       0.1       0.4      0.6
Acquisitions     6.3       6.3         --      --         --       --        --
Foreign
  currency       3.2       2.3        0.5      0.1       0.1       --       0.2
              -------  ---------   -------  ---------  -------  -------  -------
September 30,
  2006        $440.6    $198.6      $59.4    $43.1     $65.8     $48.0    $25.7
              =======  =========   =======  =========  =======  =======  =======

--------------------------------------------------------------------------------
By client
domicile:
(in billions)           Total     U.S.     Canada     U.K.     Europe     Asia
--------------------------------------------------------------------------------
June 30, 2006          $413.8    $246.0    $43.0     $58.2     $42.1      $24.5
Inflows                  16.3       5.0      1.5       2.8       4.7        2.3
Outflows                (17.0)     (7.7)    (2.2)     (1.8)     (4.2)      (1.1)
                       -------   -------   -------   -------  --------    ------
Net flows                (0.7)     (2.7)    (0.7)      1.0       0.5        1.2
Net flows in money
  market funds and other  4.6       4.2      0.1       0.1       0.2         --
Market gains/
  reinvestment           13.4       5.1      2.0       4.0       1.2        1.1
Acquisitions              6.3       6.3       --        --        --         --
Foreign currency          3.2        --      0.2       1.8       0.3         0.9
                      -------    --------  -------   -------  --------    ------
September 30, 2006     $440.6    $258.9     $44.6     $65.1     $44.3      $27.7
                      =======    ========  =======   =======  ========    ======
--------------------------------------------------------------------------------
(a) Net revenue yield on AUM is equal to net revenue divided by average AUM. (b) The asset class beginning balances were adjusted to reflect certain asset reclassifications.
(c) Includes PowerShares's ETF AUM which are primarily invested in equity securities.

                                  AMVESCAP PLC
                   Year-to-Date Assets Under Management

--------------------------------------------------------------------------------
(in billions)       September 30, 2006       September 30, 2005        % Change
--------------------------------------------------------------------------------
Beginning Assets          $386.3                    $382.1               1.1%
Inflows                     62.9                      50.5              24.6%
Outflows                   (59.7)                    (63.0)             (5.2)%
                    ------------------       -------------------
Net flows                    3.2                     (12.5)               n/a
Net flows in money
  market funds and
  other                     14.2                      (1.3)               n/a
Market gains/
  reinvestment              22.5                      15.5              45.2%
Acquisitions                 6.3                       --                100%
Foreign currency             8.1                      (3.3)               n/a
                    ------------------       -------------------
Ending Assets             $440.6                    $380.5              15.8%
                    ==================       ===================
Average long-term
  AUM                      352.4                     335.5               5.0%
Average institutional
  money market AUM          62.1                      41.1              51.1%
                    ------------------       -------------------
Average AUM               $414.5                    $376.6              10.1%
                    ==================       ===================
Net revenue yield on
  AUM (annualized)(a)       56.6bps                   57.4bps
Net revenue yield on
  AUM before
  performance fees
  (annualized)              54.8bps                   56.8bps
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
By channel:                                                       Private Wealth
(in billions)              Total       Retail      Institutional    Management
--------------------------------------------------------------------------------
December 31, 2005         $386.3       $190.2          $179.8          $16.3
Inflows                     62.9         44.0            15.7            3.2
Outflows                   (59.7)       (42.2)          (14.3)          (3.2)
                          -------      -------     -------------  --------------
Net flows                    3.2          1.8             1.4             --
Net flows in money market
  funds and other           14.2          1.2            13.0             --
Market gains/reinvestment   22.5         13.6             8.2            0.7
Acquisitions                 6.3          6.3              --             --
Foreign currency             8.1          5.7             2.4             --
                          -------      -------     -------------  --------------
September 30, 2006        $440.6       $218.8          $204.8          $17.0
                          =======      =======     =============  ==============

--------------------------------------------------------------------------------
By asset class:                    Fixed               Money    Stable   Alter-
(in billions)  Total   Equity(c)   Income   Balanced   Market   Value    natives
--------------------------------------------------------------------------------
December 31,
  2005(b)     $386.3    $177.5     $48.7     $40.4     $52.1    $45.7     $21.9
Inflows         62.9      29.2      19.0       5.2       1.4      3.6       4.5
Outflows       (59.7)    (34.5)    (11.2)     (6.4)     (2.4)    (2.8)     (2.4)
              -------   ---------  -------  ---------  ------   ------   -------
Net flows        3.2      (5.3)      7.8      (1.2)     (1.0)     0.8       2.1
Net flows in
  money market
  funds and
  other         14.2       --        0.1      (0.3)     14.4       --        --
Market gains/
  reinvestment  22.5      14.5       1.6       3.5       0.2      1.5       1.2
Acquisitions     6.3       6.3        --        --        --       --        --
Foreign
  currency       8.1       5.6       1.2       0.7       0.1       --       0.5
              -------  ---------  -------  ---------  ------   ------   -------
September 30,
2006          $440.6    $198.6     $59.4     $43.1     $65.8    $48.0      $25.7
              =======  =========  =======  =========  ======   ======   ========
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
By client domicile:
(in billions)           Total     U.S.     Canada     U.K.     Europe     Asia
--------------------------------------------------------------------------------
December 31, 2005      $386.3    $235.9    $42.6     $52.9     $32.5      $22.4
Inflows                  62.9      21.2      3.2       9.0      19.1       10.4
Outflows                (59.7)    (28.4)    (6.1)     (6.3)    (12.2)      (6.7)
                       -------   -------  -------   -------   -------     ------
Net flows                 3.2      (7.2)    (2.9)      2.7       6.9        3.7
Net flows in money
  market funds and
  other                  14.2      12.7      0.4       0.2       0.8        0.1
Market gains/
  reinvestment           22.5      11.2      2.6       5.5       1.9        1.3
Acquisitions              6.3       6.3       --        --        --         --
Foreign currency          8.1        --      1.9       3.8       2.2        0.2
                       -------   -------  -------   -------   -------     ------
September 30, 2006     $440.6    $258.9    $44.6     $65.1     $44.3       $27.7
                       =======   =======  =======   =======   =======     ======
--------------------------------------------------------------------------------
(a) Net revenue yield on AUM is equal to net revenue divided by average AUM. (b) The asset class beginning balances were adjusted to reflect certain asset reclassifications.
(c) Includes PowerShares's ETF AUM which are primarily invested in equity securities.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  25 October, 2006                   By   /s/  Michael S. Perman
      -----------------                   --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary